Exhibit 99.1

AERCAP HOLDINGS N.V.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of the annual general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands with corporate seat in Amsterdam and Dutch trade register number 34251954 (the “Company”) to be held on Wednesday April 25, 2018 at 9:30 a.m. (Amsterdam time) at the offices of NautaDutilh N.V. at Beethovenstraat 400, 1082 PR Amsterdam, The Netherlands (the “Meeting”).

The agenda for the Meeting, including proposals made by the Board of Directors, is as follows:

1.	Opening.
2.	Report of the Board of Directors for the 2017 financial year (for discussion).
3.	Disclosure of remuneration in the annual accounts for the 2017 financial year (for discussion).
4.	Adoption of the annual accounts for the 2017 financial year (voting item).
5.	Reservation and dividend policy (for discussion).
6.	Release of liability of the directors with respect to their management during the 2017 financial year (voting item).
7.	(a)	Re-appointment of the Chairman of the Board of Directors, Mr. Pieter Korteweg, as non-executive director for a period of two years (voting item).
(b)	Re-appointment of the Company’s Chief Executive Officer, Mr. Aengus Kelly, as executive director for a period of four years (voting item).
(c)	Re-appointment of Mr. Salem R.A.A. Al Noaimi as non-executive director for a period of two years (voting item).
(d)	Re-appointment of Mr. Homaid A.A.M. Al Shimmari as non-executive director for a period of two years (voting item).
(e)	Re-appointment of Mr. Paul T. Dacier as non-executive director for a period of two years (voting item).
(f)	Re-appointment of Mr. Richard M. Gradon as non-executive director for a period of two years (voting item).
(g)	Re-appointment of Mr. Robert G. Warden as non-executive director for a period of two years (voting item).
(h)	Appointment of Mr. Julian B. Branch as non-executive director for a period of four years (voting item).
8.	Appointment of Mr. Peter L. Juhas as the person referred to in article 16, paragraph 8 of the Company’s articles of association (voting item).

Notice of the Annual General Meeting of Shareholders

9.	Appointment of PricewaterhouseCoopers Accountants N.V. for the audit of the Company’s annual accounts for the 2018 financial year (voting item).
10.	(a)	Authorization of the Board of Directors to issue shares and to grant rights to subscribe for shares (voting item).
(b)	Authorization of the Board of Directors to limit or exclude pre-emptive rights in relation to agenda item 10(a) (voting item).
(c)	Authorization of the Board of Directors to issue additional shares and to grant additional rights to subscribe for shares (voting item).
(d)	Authorization of the Board of Directors to limit or exclude pre-emptive rights in relation to agenda item 10(c) (voting item).
11.	(a)	Authorization of the Board of Directors to repurchase shares (voting item).
(b)	Conditional authorization of the Board of Directors to repurchase additional shares (voting item).
12.	Reduction of capital through cancellation of shares (voting item).
13.	Questions.
14.	Closing.

Copies of the agenda for the Meeting stating the topics to be considered, the explanation to the agenda, the annual report comprising the annual accounts and the report of the Board of Directors for the 2017 financial year, and other meeting documents (collectively, the “Proxy Materials”) can be obtained free of charge by shareholders who are registered in the Company’s shareholders’ register (“Holders of Registered Shares”), shareholders who hold their shares indirectly through Cede & Co., as nominee for the Depositary Trust Company (“Holders of Listed Shares” and together with the Holders of Registered Shares, the “Shareholders” and such shares the “Shares”), others with meeting rights under Dutch law in respect of the Company (“Others with Meeting Rights”) and their respective representatives, until the close of the Meeting, at the place of the Meeting, at the offices of the Company at AerCap House, 65 St. Stephen’s Green, Dublin 2, Ireland, and at Broadridge Corporate Issuer Solutions, Inc., the Company’s transfer agent in connection with the listing of the Company’s shares at the New York Stock Exchange, at 1155 Long Island Avenue, Edgewood, NY, 11717, U.S.A. and are also available free of charge during the Meeting. Copies of the Proxy Materials are also available on the Company’s website (www.aercap.com).

The Board of Directors has determined that only those who are Shareholders or Others with Meeting Rights on March 28, 2018 (the “Record Date”) and who are registered in the Company’s shareholders’ register on that date, or have a valid proxy from such Shareholders or Others with Meeting Rights, may attend and, if applicable, vote at the Meeting. Holders of Registered Shares and Others with Meeting Rights who are not yet registered, may send a registration request by e-mail to shareholdersmeeting@aercap.com.

The Company will mail the Proxy Materials and a proxy form to Shareholders, who owned their Shares (whether or not through Cede & Co., as nominee for the Depositary Trust Company) on March 5, 2018. This mailing will allow Shareholders more time to read and consider the Proxy Materials. However, such Shareholders’ votes will not count unless they are Shareholders on the Record Date.

Notice of the Annual General Meeting of Shareholders

The Company will make a second distribution of Proxy Materials following the Record Date to Shareholders who acquired their Shares after March 5, 2018 and who continued to hold their Shares up to and including the Record Date, to ensure that all Shareholders who hold Shares on the Record Date have the opportunity to vote.

It is recommended that Shareholders vote promptly after receipt of the Proxy Materials and proxy form in accordance with the voting instructions contained therein, to allow sufficient time for the voting instructions and proxies to be tabulated.

Shareholders and Others with Meeting Rights wishing to exercise their meeting rights by submitting a proxy must return the proxy in accordance with the instructions set forth in the proxy form no later than April 18, 2018. Shareholders and Others with Meeting Rights wishing to exercise their meeting rights in person must (i) notify the Company by submitting an e-mail stating their name and the number of Shares they hold, or to which their meeting rights relate, to shareholdersmeeting@aercap.com and (ii) in the case of Holders of Listed Shares, provide the Company with appropriate evidence of ownership of and authority to vote such Shares, no later than April 18, 2018.

Access to the Meeting by Shareholders, Others with Meeting Rights or proxy holders will be permitted after verification of personal identification.

For further information please see www.aercap.com.

Requests for information can also be sent to: shareholdersmeeting@aercap.com.

The Board of Directors

March 13, 2018

Notice of the Annual General Meeting of Shareholders